FORM 6-K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer


                       Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of February/2003


                             COLT TELECOM GROUP plc
                 (Translation of Registrant's Name into English)


                                15 Marylebone Road
                                      London
                                     NW1 5JD
                                     England

                       _________________________________
                    (Address of Principal Executive Offices)



(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)


                        Form 20-F..X...    Form 40-F.....



(Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)


                              Yes .....    No ..X...


(If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82- ________)



This Form 6-K shall be deemed to be incorporated by reference in the Registrant's Registration Statement on Form F-3 (Reg. No.333-05972), in the Registrant's Registration Statement on Form S-8 (Reg. No.333-8362)









                COLT TELECOM GROUP PLC ANNOUNCES RESULTS FOR THE

                  THREE MONTHS AND YEAR ENDED 31 DECEMBER 2002



HIGHLIGHTS

  - Turnover exceeds GBP1 billion
  - Turnover up 13.9% (excluding infrastructure sales in 2001) to GBP1,027.2 million
  - Turnover up 9.3% to GBP263.2 million in fourth quarter
  - Gross margin before depreciation improves from 28.7% to 33.2% in fourth quarter
  - Bond buyback exceptional gain of GBP101.7 million
  - Exceptional non-cash impairment charge of GBP551.0 million in 2002
  - EBITDA (1) in 2002 up 190% (excluding infrastructure sales in 2001) to GBP71.5 million
  - EBITDA (1) up 290% to GBP27.7 million in fourth quarter
  - Net cash inflow from operating activities in 2002 up 251% to GBP139.3 million
  - Strong liquidity position with cash and liquid resources of GBP934.9 million
  - Directly connected network and eBusiness customers up 36% to 15,523
  - Staff levels including temporary and contract workers reduced by nearly
    15% to 4,855



  Commenting on the results COLT Telecom Group Chairman Barry Bateman said:

"While the operating environment has been, and remains, challenging COLT has continued to make progress.

"2002 was a milestone year for COLT with turnover breaking the billion pound barrier. Turnover at GBP1,027.2 million for the year and GBP263.2 million for the fourth quarter increased by 13.9%, excluding infrastructure sales in 2001, and 9.3% respectively. The combination of turnover growth and ongoing cost containment resulted in improved gross margins before depreciation and exceptional items of 30.5% and 33.2% for the year and quarter respectively. We achieved an almost three-fold increase in EBITDA(1) to GBP71.5 million for the year and an almost four-fold increase in EBITDA(1) to GBP27.7 million for the fourth quarter.

"Capital expenditure was GBP412.1 million for the year, including
GBP72.4 million for the fourth quarter, compared with GBP804.3 million for 2001 and GBP219.1 million in the fourth quarter of 2001. This substantial reduction reflects the completion of the infrastructure construction phase of our development. We anticipate capital expenditure during 2003 to be between GBP220 million and GBP270 million.

"We do not underestimate the challenges we will face in 2003. However, with GBP934.9 million of cash and liquid resources at the end of the year, our reputation for excellent customer service and the action we have taken to refocus COLT for its next phase of growth, we are well positioned to make further progress. We remain on track to achieve our objective of becoming free cash flow positive during 2005."

Steve Akin, COLT's President and Chief Executive Officer added:

"During 2002 we saw further belt tightening by our customers as they adjusted their spending on telecommunication services reflecting their own business prospects and the economic outlook generally. "Nonetheless COLT continued to make progress in growing revenues, improving margins and winning new customers.

"COLT continues to be recognised as a company which excels in customer service. We now have 15,523 directly connected and eBusiness customers, an increase during 2002 of 36%. Another measure of our success was that we connected a further 1,395 buildings to our networks bringing the total to 9,238. We also grew our high bandwidth services increasing private wire VGEs by 33%. We have continued to expand our IPVPN customer base and at the end of the year had 433 customers and served 1,989 sites. However, as well as winning new business we have reduced our exposure to business that was not producing the desired level of margin, particularly in the wholesale switched segment.

"Among major customer wins during the fourth quarter were SWIFT, the supplier of secure messaging services to the financial industry, Zurich Financial Services and Banco de Portugal. COLT has also provided an IPVPN solution for SwapsWire, creating the world's first IP-based electronic dealing network for the OTC derivatives market. An important new customer for COLT's range of very high bandwidth services including SDH links from 155Mb/s to 2.5Gb/s and Ethernet links from 10 Mb/s up to 1 Gb/s was Atos Origin, the IT services provider. A contract for the provision of a 140 site IPVPN was awarded by HVB Info, a subsidiary of Hypovereinsbank, the second largest bank in Germany. COLT also continued to achieve success in the government sector with an important new contract with the French Ministry of Agriculture for video streaming services.

"We have repositioned COLT to ensure that we have the right organisation structure, systems and people to deliver the returns on the investment that has been made in our network infrastructure and existing customer base. At the same time we are ensuring that we can continue to grow and take advantage of the opportunities in this tough but exciting market place. We have refocused the organisation from one which was right and necessary as we entered new geographic markets and built out our network infrastructure to one that is more suited to harvesting that infrastructure; developing our portfolio of advanced services; extending our global reach and growing profitable market share.

"At the same time as reorganising for the next phase of growth we have taken a long hard look at our cost structure and have identified a number of areas where we can improve efficiency as a result of the changes to the way we are running our business. From our peak staffing levels of approximately 5,700 people, including 355 temporary and contract workers, we are well along the path to reducing numbers to approximately 4,300 during 2003 resulting in estimated full year savings during 2004 of approximately GBP60 million. At the end of 2002 we had 4,855 employees including 171 temporary and contract workers.

"2002 was a tough year and there are no signs that the going will be any easier in 2003. We will have to work harder to win new business. That said, COLT is better positioned than most. I believe we can continue to make further progress in 2003 and beyond."



KEY FINANCIAL DATA                                        Three months ended                    Twelve months ended

                                                              31 December                           31 December
                                                           2001         2002                  2001           2002
                                                        GBP'000      GBP'000               GBP'000        GBP'000

Turnover                                                  240.8        263.2                901.9(1)       1,027.2
Interconnect and network costs before exceptional        (171.6)      (175.7)              (640.1)(1)      (713.6)
items
Gross profit before depreciation and exceptional items     69.2         87.5                 261.8          313.6
Gross profit %                                            28.7 %       33.2 %                29.0 %         30.5 %
Network depreciation including exceptional items         (120.6)       (50.8)               (236.8)        (720.0)
Exceptional interconnect and network costs                (62.4)         --                  (62.4)         (18.3)
Gross profit (loss)                                      (113.8)        36.7                 (37.4)        (424.7)
EBITDA (2)                                                 7.1          27.7                24.6(1)          71.5





OPERATING STATISTICS
                                                   02Q3            02Q4           Growth         Growth

                                   01Q4                                      01Q4 - 02Q4    02Q3 - 02Q4

Customers (at end of period)
North Region                      3,241           3,793           4,282              32%            13%
Central Region (1)                3,501           4,698           5,255              50%            12%
South Region                      3,231           4,048           4,381              36%             8%
eBusiness                         1,413           1,626           1,605              14%            -1%
                                 11,386          14,165          15,523              36%            10%

Buildings Connected (at end of period)
North Region                      2,387           2,663           2,730              14%             3%
Central Region                    3,428           3,747           3,784              10%             1%
South Region                      2,028           2,540           2,724              34%             7%
                                  7,843           8,950           9,238              18%             3%

Switched Minutes (million) (for period)
North Region                      2,028           1,234           1,354             -33%            10%
Central Region                    2,645           2,506           2,682               1%             7%
South Region                        849             852             967              14%            13%
                                  5,522           4,592           5,003              -9%             9%

Private Wire VGEs (000) (at end of period)
North Region                      6,013           7,724           8,749              46%            13%
Central Region                    7,233           8,248           8,541              18%             4%
South Region                      2,066           2,769           3,133              52%            13%
                                 15,312          18,741          20,423              33%             9%
Racks (at end of period)
eBusiness                         2,212           2,499           2,774              25%            11%

Headcount (at end of period)
North Region                      1,482           1,418           1,365              -8%            -4%
Central Region                    1,710           1,593           1,447             -15%            -9%
South Region                        920             917             916               0%             0%
eBusiness                           762             537             481             -37%           -10%
ENS                                 234             244             242               3%            -1%
Group/other                         237             260             233              -2%           -10%
                                  5,345           4,969           4,684             -12%            -6%




    North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and the United Kingdom. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

    (1) Central Region customer numbers have been restated reflecting the change from city to national customer management in Germany.

FINANCIAL REVIEW

Turnover

Turnover, excluding infrastructure sales, increased from GBP240.8 million and GBP901.9 million for the three and twelve months ended 31 December 2001 to GBP263.2 million and GBP1,027.2 million for the three and twelve months ended 31 December 2002, increases of GBP22.4 million and GBP125.3 million or 9.3% and 13.9%, respectively. Turnover from infrastructure sales for the twelve months ended 31 December 2001 was GBP3.8 million. There were no infrastructure sales during 2002. The increases in turnover were driven by continued demand for COLT's services from existing and new customers and new service introductions. However, the rates of growth have been affected by the slowdown in economic growth across Europe generally and reduced demand in some areas, particularly the wholesale market.

Turnover from switched network services increased from GBP142.3 million and GBP532.6 million for the three and twelve months ended 31 December 2001 to GBP155.1 million and GBP623.4 million for the three and twelve months ended
31 December 2002. For the three and twelve month periods ended 31 December 2002 compared to the equivalent periods of 2001, average switched revenue per minute increased by 20% and 18%, respectively, as a result of changes in mix and a more stable pricing environment. Carrier revenues represented 33% and 34% of total switched revenue for the three and twelve months ended 31 December 2002 compared with 35% and 36% for the comparable periods in 2001 and 33% for the three months ended September 2002. Total wholesale (carriers, resellers and ISPs) switched revenues represented 51% and 53% of total switched revenues for the three and twelve month periods in 2002 compared with 55% and 57% in the equivalent periods in 2001.

Turnover from non-switched services, increased from GBP98.0 million and GBP366.7 million for the three and twelve months ended 31 December 2001 to GBP107.8 million and GBP402.1 million for the three and twelve months ended 31 December 2002. Non-switched network services revenue increased from GBP83.4 million and GBP323.4 million in the three and twelve month periods in 2001 to GBP95.2 million and GBP350.5 million in the equivalent periods in 2002. eBusiness revenue decreased from GBP14.6 million for the three months ended 31 December 2001 to GBP12.6 million for the corresponding period in 2002 reflecting the impact of the mothballing of ISCs announced in February 2002. eBusiness revenue for the twelve month period ended 31 December 2002 was GBP51.5 million compared with GBP43.3 million for the twelve months ended 31 December 2001. For the year, the inclusion of Fitec results following its acquisition in July 2001 contributed to the increase in eBusiness revenue. Growth in non-switched network services revenue reflected the growth in demand for local, national and international bandwidth services from retail customers, partially offset by circuit cancellations from selected carriers either exiting the market or rationalising their networks. At 31 December 2002 COLT had approximately 20.4 million voice grade equivalent private wires in service, an increase of 33% compared to 31 December 2001. The growth in non-switched network services revenue also reflects the growing success COLT is achieving in the provision of IPVPN services. At 31 December 2002, COLT had 2,774 racks installed, an increase of 25% compared to 31 December 2001 and 1,605 eBusiness customers. Non-switched turnover from retail customers represented 75% and 72% of total non-switched turnover for the three and twelve months ended 31 December 2002 compared to 64% and 62% in the equivalent periods in 2001.

Turnover from other activities was GBP0.3 million and GBP1.8 million for the three and twelve months ended 31 December 2002 and GBP0.5 million and GBP6.3 million for the equivalent periods in 2001. Turnover from other activities in 2001 included GBP3.8 million of infrastructure sales. There were no infrastructure sales during 2002.

Cost of Sales

Cost of sales, before exceptional items and excluding costs associated with infrastructure sales, increased from GBP218.8 million and GBP803.5 million for the three and twelve months ended 31 December 2001 to GBP226.5 million and GBP925.6 million for the three and twelve months ended 31 December 2002, increases of GBP7.7 million and GBP122.1 million or 3.5% and 15.2% respectively. Cost of sales in 2001 included costs of GBP2.4 million in respect of infrastructure sales. There were no infrastructure sales during 2002.

Interconnection and network costs, before exceptional items and excluding costs associated with infrastructure sales, increased from GBP171.6 million and GBP640.1 million for the three and twelve months ended 31 December 2001 to GBP175.7 million and GBP713.6 million for the three and twelve months ended 31 December 2002. For the three month period the increase was primarily attributable to interconnection charges. For the year, the inclusion of Fitec results following its acquisition in July 2001, and the introduction of additional services on COLT's inter-city network contributed to the increase in interconnect and network costs.

Network depreciation before exceptional items increased from GBP47.2 million and GBP163.4 million for the three and twelve months ended 31 December 2001 to GBP50.8 million and GBP212.0 million for the three and twelve months ended 31 December 2002. The increases were attributable to further investment in fixed assets to support the growth in demand for services, new service developments in existing markets, expansion into new markets and the introduction of additional services on COLT's inter-city network.

For the twelve months ended 31 December 2002, exceptional charges totaling GBP18.3 million were recognised for severance provisions related to the staff reduction programmes announced in February and September 2002. For the twelve months ended 31 December 2002 an impairment charge of GBP508.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. See Note 4 to the Financial Statements for further details.

In 2001 an impairment charge of GBP73.4 million was recognised relating to the "mothballing" of ISCs and further charges of GBP62.4 million were recorded relating to the write-down of inventory held for sale and provisions against mothballed ISC rental and other obligations.

Operating Expenses

Operating expenses, before exceptional items, decreased from GBP78.3 million for the three months ended 31 December 2001 to GBP69.0 million for the comparable period in 2002 and increased from GBP284.1 million for the twelve months ended 31 December 2001 to GBP292.0 million for same period in 2002.

Selling, general and administrative (SG&A) expenses, before exceptional items, decreased from GBP62.1 million for the three months ended 31 December 2001 to GBP59.8 million for the three months ended 31 December 2002 reflecting the cost containment measures introduced earlier in the year. SG&A expenses increased from GBP237.1 million in the 12 months ended 31 December 2001 to GBP242.1 million for the comparable period in 2002. The increase was primarily due to marketing and information technology expenses associated with the expansion of COLT's customer base, new services development and expansion into new markets. SG&A as a proportion of turnover excluding exceptional items in the three and twelve months ended 31 December 2002 was 22.7% and 23.6% compared to 25.8% and 26.3% in the equivalent periods of 2001.

Other depreciation and amortisation before exceptional items decreased from GBP16.2 million for the three months ended 31 December 2001 to GBP9.1 million in the comparable period in 2002 reflecting the effect of the impairment provisions and the effect of other assets being fully depreciated. Other depreciation and amortisation before exceptional items increased from GBP47.0 million for the twelve months ended 31 December 2001 to GBP49.9 million in the comparable period in 2002. The increase was due mainly to depreciation on increased investment in information technology, customer service and support systems and office equipment in existing and new markets.

For the twelve months ended 31 December 2002, exceptional charges totalling GBP18.9 million were recognised for severance provisions related to the staff reduction programmes announced in February and September 2002. For the twelve months ended 31 December 2002, an impairment charge of GBP43.0 million was recognised to ensure that the asset base remained aligned with the realities of the market place. See Note 4 to the Financial Statements for further details.

In 2001 an impairment charge of GBP12.0 million was recorded relating to the write down in net book value of leasehold improvements in excess leased space and a further charge of GBP27.9 million was also recognised relating to provisions against future rents in the excess leased space.

Interest Receivable, Interest Payable and Similar Charges

Interest receivable decreased from GBP10.7 million and GBP60.7 million for the three and twelve months ended 31 December 2001 to GBP8.4 million and GBP38.1 million for the three and twelve months ended 31 December 2002 due to decreased average balances of cash and investments in liquid resources and lower rates of return during the period.

Interest payable and similar charges decreased from GBP26.8 million and GBP112.0 million for the three and twelve months ended 31 December 2001 to GBP23.6 million and GBP96.3 million for the equivalent periods in 2002. The decreases were due primarily to a reduction in debt levels reflecting the cumulative purchases of GBP342.4 million accreted amount of the Company's outstanding notes.

Interest payable and similar charges for the three and twelve months ended 31 December 2002 included: GBP8.6 million and GBP36.1 million, respectively, of interest and accretion on convertible debt; GBP13.0 million and GBP57.5 million, respectively, of interest and accretion on non-convertible debt; and GBP2.0 million and GBP2.7 million, respectively, of interest, bank commitment fees and unwinding of discounts on provisions. Interest payable and similar charges for the three months ended 31 December 2002 comprised GBP17.2 million and GBP6.4 million of interest and accretion, respectively.

Amounts written of investment in own shares

For the three and twelve months ended 31 December 2002 and 2001, COLT recognised a charge of GBP0.4 million and GBP2.8 million, respectively relating to the revaluation of shares held in trust for certain compensation plans.

Gain on Purchase of Debt

Gains arising on the purchase of debt for the twelve months ended 31 December 2002 were GBP101.7 million compared with GBP58.8 million in 2001.

Exchange Gain (Loss)

For the three and twelve months ended 31 December 2002 COLT had exchange gains of GBP2.6 million and GBP12.4 million compared with exchange losses of GBP2.8 million and GBP5.2 million in the equivalent periods in 2001. These gains and losses were due primarily to movements in the British pound relative to the U.S. dollar on cash and debt balances denominated in U.S. dollars. COLT realised an exceptional exchange gain of GBP4.8 million from the unwinding of the British pounds forward contracts previously held as a condition of its bank facility which COLT terminated in June 2002.

Tax on Loss on Ordinary Activities

For the three and twelve months ended 31 December 2001 and 2002, COLT generated losses on ordinary activities and therefore did not incur a tax obligation.

Financial Needs and Resources

The costs associated with the initial installation and expansion of COLT's networks and services, including development, installation and initial operating expenses have resulted in negative cash flows. Capital expenditure has reduced in 2002 and is expected to reduce further in 2003. Negative cash flows are expected to continue until an adequate customer base and related revenue streams have been established.

Net cash inflows from operating activities were GBP33.4 million and GBP39.7 million for the three and twelve months ended 31 December 2001 respectively and GBP26.9 million and GBP139.3 million for the three and twelve months ended 31 December 2002, respectively. Changes to cash flow from operations include the effect of the timing of stage billings and payments with telecommunications operators associated with the construction of the Company's inter-city network and the effects of movements in provisions. Net cash outflow from returns on investments and servicing of finance, capital expenditure and financial investment and from acquisitions and disposals decreased from GBP215.0 million and GBP780.8 million in the three and twelve months ended 31 December 2001 to GBP88.2 million and GBP439.3 million for the three and twelve months ended 31 December 2002.

The decreases in net cash outflow were primarily a result of reduced purchases of tangible fixed assets, which decreased from GBP219.1 million and GBP804.3 million for the three and twelve months ended 31 December 2001 to GBP72.4 million and GBP412.1 million for the equivalent periods in 2002. Included within the returns on investments and servicing of finance for the twelve months ended 31 December 2002 was the gain of GBP4.8 million from the unwinding of the forward foreign currency contracts terminated in June 2002.

There were no proceeds from the exercise of options in the three months ended 31 December 2002, while proceeds of GBP0.1 million were raised during the twelve months ended 31 December 2002. COLT had balances of cash and investments in liquid resources at 31 December 2002 totaling GBP934.9 million compared to GBP1,304.5 million at 31 December 2001.






                                                       Consolidated Profit and Loss Account


                                                       Three months ended 31 December

                             2001           2001          2001          2002          2002          2002          2002
                           Before    Exceptional         After        Before   Exceptional         After         After
                      Exceptional          Items   Exceptional   Exceptional         Items   Exceptional   Exceptional
                            Items                        Items         Items                       Items         Items
                          GBP'000        GBP'000       GBP'000       GBP'000       GBP'000       GBP'000         $'000

  Turnover
  Switched                142,293             --       142,293       155,077            --       155,077       249,596
  Non-switched             97,970             --        97,970       107,808            --       107,808       173,517
  Other                       506             --           506           291            --           291           468
                          240,769             --       240,769       263,176            --       263,176       423,581
  Cost of sales
  Interconnect          (171,583)       (62,382)     (233,965)     (175,699)            --     (175,699)     (282,788)
  and network
  Network                (47,197)       (73,371)     (120,568)      (50,765)            --      (50,765)      (81,706)
  depreciation
                        (218,780)      (135,753)     (354,533)     (226,464)            --     (226,464)     (364,494)
  Gross profit             21,989      (135,753)     (113,764)        36,712            --        36,712        59,087
  (loss)
  Operating
  expenses
  Selling,               (62,098)       (27,870)      (89,968)      (59,815)            --      (59,815)      (96,272)
  general and
  administrative
  Other                  (16,186)       (11,955)      (28,141)       (9,136)            --       (9,136)      (14,704)
  depreciation
  and amortisation
                         (78,284)       (39,825)     (118,109)      (68,951)            --      (68,951)     (110,976)
  Operating loss         (56,295)      (175,578)     (231,873)      (32,239)            --      (32,239)      (51,889)
  Other income
  (expense)
  Interest                 10,683             --        10,683         8,364            --         8,364        13,462
  receivable
  Gain on                      --             --            --            --            --            --            --
  purchase of debt
  Amounts written              --        (2,757)       (2,757)            --         (409)         (409)         (658)
  off investment
  in own shares
  Interest               (26,768)             --      (26,768)      (23,594)            --      (23,594)      (37,975)
  payable and
  similar charges
  Exchange gain           (2,785)             --       (2,785)         2,643            --         2,643         4,254
  (loss)
                         (18,870)        (2,757)      (21,627)      (12,587)         (409)      (12,996)      (20,917)
  Loss on                (75,165)      (178,335)     (253,500)      (44,826)         (409)      (45,235)      (72,806)
  ordinary
  activities
  before taxation
  Taxation                     --             --            --            --            --            --            --
  Loss for period        (75,165)      (178,335)     (253,500)      (44,826)         (409)      (45,235)      (72,806)
  Basic and            GBP (0.09)      GBP(0.20)    GBP (0.29)    GBP (0.03)    GBP (0.00)    GBP (0.03)      $ (0.05)
  diluted loss
  per share



There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents.

All of the Group's activities are continuing.

The basis on which this information has been prepared is described in Note 1 to these financial statements.



                                             Consolidated Profit and Loss Account


                                             Twelve months ended 31 December

                          2001         2001          2001           2002           2002           2002           2002
                        Before   Exceptional         After        Before    Exceptional          After          After
                   Exceptional        Items    Exceptional   Exceptional          Items    Exceptional    Exceptional
                         Items                      Items          Items                         Items          Items
                       GBP'000      GBP'000       GBP'000        GBP'000        GBP'000        GBP'000          $'000


  Turnover
  Switched             532,647           --       532,647        623,383             --        623,383      1,003,335
  Non-switched         366,705           --       366,705        402,053             --        402,053        647,104
  Other                  6,335           --         6,335          1,822             --          1,822          2,933
                       905,687           --       905,687      1,027,258             --      1,027,258      1,653,372
  Cost of sales
  Interconnect       (642,524)     (62,382)     (704,906)      (713,615)       (18,320)      (731,935)    (1,178,049)
  and network
  Network            (163,393)     (73,371)     (236,764)      (212,009)      (508,000)      (720,009)    (1,158,855)
  depreciation
                     (805,917)    (135,753)     (941,670)      (925,624)      (526,320)    (1,451,944)    (2,336,904)
  Gross profit          99,770    (135,753)      (35,983)        101,634      (526,320)      (424,686)      (683,532)
  (loss)
  Operating
  expenses
  Selling,           (237,111)     (27,870)     (264,981)      (242,095)       (18,934)      (261,029)      (420,126)
  general and
  administrative
  Other               (47,012)     (11,955)      (58,967)       (49,879)       (43,000)       (92,879)      (149,489)
  depreciation
  and
  amortisation
                     (284,123)     (39,825)     (323,948)      (291,974)       (61,934)      (353,908)      (569,615)
  Operating loss     (184,353)    (175,578)     (359,931)      (190,340)      (588,254)      (778,594)    (1,253,147)
  Other income
  (expense)
  Interest              60,727           --        60,727         38,108             --         38,108         61,334
  receivable
  Gain on                   --       58,774        58,774             --        101,668        101,668        163,635
  purchase of
  debt
  Amounts                   --      (2,757)       (2,757)             --          (409)          (409)          (658)
  written off
  investment in
  own shares
  Interest           (111,952)           --     (111,952)       (96,300)             --       (96,300)      (154,995)
  payable and
  similar
  charges
  Exchange gain        (5,230)           --       (5,230)         12,401          4,844         17,245         27,756
  (loss)
                      (56,455)       56,017         (438)       (45,791)        106,103         60,312         97,072
  Loss on            (240,808)    (119,561)     (360,369)      (236,131)      (482,151)      (718,282)    (1,156,075)
  ordinary
  activities
  before
  taxation
  Taxation                  --           --            --             --             --             --             --
  Loss for           (240,808)    (119,561)     (360,369)      (236,131)      (482,151)      (718,282)    (1,156,075)
  period
  Basic and         GBP (0.32)   GBP (0.16)    GBP (0.48)     GBP (0.16)     GBP (0.32)     GBP (0.48)       $ (0.77)
  diluted loss
  per share



There is no difference between the loss on ordinary activities before taxation and the retained loss for the periods stated above, and their historical cost equivalents.

All of the Group's activities are continuing.

The basis on which this information has been prepared is described in Note 1 to these financial statements.


                                          Consolidated Statement of Total Recognised Gains and Losses
                                   Three months ended 31 December             Twelve months ended 31 December
                                     2001          2002          2002       2001          2002          2002
                                  GBP'000       GBP'000         $'000    GBP'000       GBP'000         $'000



        Loss for the period         (253,500)    (45,235)    (72,806)    (360,369)    (718,282)    (1,156,075)
        Exchange differences         (11,330)      22,749      36,614     (23,590)       49,030         78,914
        Total recognised losses     (264,830)    (22,486)    (36,192)    (383,959)    (669,252)    (1,077,161)





                                     Consolidated Reconciliation of Changes in Equity Shareholders' Funds
                                       Three months ended 31 December                 Twelve months ended 31 December

                                        2001        2002         2002                2001         2002           2002
                                     GBP'000     GBP'000        $'000             GBP'000      GBP'000          $'000

  Loss for period                  (253,500)    (45,235)     (72,806)           (360,369)    (718,282)    (1,156,075)
  Issue of share capital             493,623          --           --             510,064          170            273
  Shares to be issued                     89          16           26             (3,565)        (267)          (430)
  Charges related to                    (44)          --           --                (38)           --             --
  share schemes
  Exchange difference               (11,330)      22,749       36,614            (23,590)       49,030         78,914
  Net changes in equity              228,838    (22,470)     (36,166)             122,502    (669,349)    (1,077,318)
  shareholders' funds
  Opening equity                   1,395,521     977,480    1,573,254           1,501,857    1,624,359      2,614,406
  shareholders' funds
  Closing equity                   1,624,359     955,010    1,537,088           1,624,359      955,010      1,537,088
  shareholders' funds




                                                                           Consolidated Balance Sheet


                                                            At 31 December 2001                   At 31 December 2002
                                                                        GBP'000                GBP'000          $'000

  Fixed assets
       Intangible fixed assets (net)                                     22,417                 10,639         17,123
       Tangible fixed assets (cost)                                   2,284,729              2,695,499      4,338,406
            Accumulated depreciation                                  (491,652)            (1,316,690)    (2,119,213)
       Tangible fixed assets (net)                                    1,793,077              1,378,809      2,219,193
       Investments in own shares                                            615                    206            332
  Total fixed assets                                                  1,816,109              1,389,654      2,236,648
  Current assets
       Trade debtors                                                    195,270                189,788        305,464
       Prepaid expenses and other debtors                               111,936                 74,606        120,078
       Investments in liquid resources                                1,259,080                889,590      1,431,795
       Cash at bank and in hand                                          45,397                 45,292         72,897
  Total current assets                                                1,611,683              1,199,276      1,930,234
  Total assets                                                        3,427,792              2,588,930      4,166,882
  Capital and reserves
       Called up share capital                                           37,681                 37,688         60,658
       Share premium                                                  2,314,229              2,314,335      3,724,922
       Merger reserve                                                    27,170                 27,227         43,822
       Shares to be issued                                                  721                    454            731
       Profit and loss account                                        (755,442)            (1,424,694)    (2,293,045)
  Equity shareholders' funds                                          1,624,359                955,010      1,537,088
  Provisions for liabilities and charges                                 61,406                 87,368        140,619
  Creditors
       Amounts falling due within one year                              424,002                352,653        567,594
       Amounts falling due after more than one year:
            Convertible debt                                            657,417                639,829      1,029,805
            Non-convertible debt                                        660,608                554,070        891,776
       Total amounts falling due after more than one                  1,318,025              1,193,899      1,921,581
  year
  Total creditors                                                     1,742,027              1,546,552      2,489,175
  Total liabilities, capital and reserves                             3,427,792              2,588,930      4,166,882



Approved by the Board of Directors on 26 February 2003.



                                                                Consolidated Cash Flow Statement


                                         Three months ended 31 December               Twelve months ended 31 December

                                          2001        2002         2002                2001         2002         2002
                                       GBP'000     GBP'000        $'000             GBP'000      GBP'000        $'000

  Net cash inflow                       33,380      26,898       43,292              39,682      139,279      224,170
  (outflow) from
  operating activities

  Returns on investments
  and servicing of
  finance

  Interest received                     20,527       8,553       13,766              81,020       39,227       63,136

  Interest paid, finance              (16,470)    (24,396)     (39,265)            (54,671)     (71,268)    (114,706)
  costs and similar
  charges

  Cancellation of forward                   --          --           --                  --        4,844        7,796
  foreign currency
  contracts

  Net cash inflow                        4,057    (15,843)     (25,499)              26,349     (27,197)     (43,774)
  (outflow) from returns
  on investments and
  servicing of finance

  Capital expenditure and
  financial investment

  Purchase of tangible               (219,067)    (72,393)    (116,517)           (804,251)    (412,115)    (663,299)
  fixed assets

  Net cash outflow from              (219,067)    (72,393)    (116,517)           (804,251)    (412,115)    (663,299)
  capital expenditure and
  financial investment

  Acquisitions and
  disposals

  Purchase of subsidiary                    --          --           --             (2,676)           --           --
  undertakings

  Net bank borrowings                       --          --           --               (232)           --           --
  acquired

  Net cash outflow from                     --          --           --             (2,908)           --           --
  acquisitions and
  disposals

  Management of liquid               (315,569)      62,649      100,834             330,164      400,390      644,428
  resources

  Financing

  Issue of ordinary                    493,623          --           --             498,885          110          177
  shares

  Issue (purchase) of                       --          --           --            (59,946)     (55,573)     (89,445)
  non-convertible debt

  Issue (purchase) of                       --          --           --            (24,705)     (41,704)     (67,123)
  convertible debt

  Net cash inflow                      493,623          --           --             414,234     (97,167)    (156,391)
  (outflow) from
  financing

  Increase (decrease) in               (3,576)       1,311        2,110               3,270        3,190        5,134
  cash





                         Notes to Financial Statements

1. Basis of presentation and principal accounting policies

COLT Telecom Group plc ("COLT" or the "Company"), together with its subsidiaries, is referred to as the Group. Consolidated financial statements have been presented for the Company for the three and twelve months ended 31 December 2001 and 2002 and at 31 December 2001 and 31 December 2002.

The financial statements for the twelve months ended 31 December 2001 and 2002 and at 31 December 2001 and 2002 have been extracted from the Company's audited financial statements for those periods and do not constitute the Company's statutory accounts for those periods. The auditors have made a report on the Company's financial statements for the years ended 31 December 2001 and 2002 under section 235 of the Companies Act 1985 which does not contain a statement under sections 237 (2) or (3) of the Companies Act and is unqualified. The statutory accounts for the twelve months ended 31 December 2001 have been and the statutory accounts for the twelve months ended 31 December 2002 will be filed with the Registrar of Companies.

The financial statements for the three months ended 31 December 2001 and 2002 are unaudited and do not constitute statutory accounts within the meaning of
Section 240 of the Companies Act 1985. In the opinion of management, the financial statements for these periods reflect all the adjustments necessary to present fairly the financial position, results of operations and cash flows for the periods in conformity with generally accepted accounting principles. All adjustments, with the exception of the exceptional charges described in Note 4, were of a normal recurring nature.

Accounting policies and presentation applied are consistent with those applied in preparing the Group's financial statements for the year ended 31 December 2001 with the exception of FRS19, Deferred tax.

The impact of applying FRS19 is not material to the Company's results.



Certain British pound amounts in the financial statements have been translated into U.S. dollars at 31 December 2002 and for the periods then ended at the rate of $1.60950 to the British pound, which was the noon buying rate in the City of New York for cable transfers in British pounds as certified for customs purposes by the Federal Reserve Bank of New York on such date. Such translations should not be construed as representations that the British pound amounts have been or could be converted into U.S. dollars at that or any other rate.



                         Notes to Financial Statements

2. Segmental information

North Region comprises Belgium, Denmark, Ireland, The Netherlands, Sweden and UK. Central Region comprises Austria, Germany and Switzerland. South Region comprises France, Italy, Portugal and Spain.

Non-switched turnover in North, Central and South Regions includes managed and non-managed network services data and bandwidth services. Non-switched turnover in eBusiness segment includes hosting and professional services.

Wholesale turnover includes services to other telecommunications carriers, resellers and Internet service providers (ISPs). Retail turnover includes services to corporate and government accounts

For the three months ended 31 December 2001 and 2002, turnover by region was as follows:




                                         Three months ended 31 December 2001
                  North      Central    South Region  eBusiness      Total
                             Region                                                 Retail     Wholesale
                 Region
                 GBP'000     GBP'000       GBP'000      GBP'000     GBP'000        GBP'000       GBP'000

Switched          46,501       65,071       30,721           --     142,293           64,693       77,600
Non-switched      29,814       33,286       20,303       14,567      97,970           62,926       35,044
Other                 29          351          126           --         506               96          410
Total             76,344       98,708       51,150       14,567     240,769          127,715      113,054



                                         Three months ended 31 December 2002
                 North        Central    South Region  eBusiness      Total
                              Region                                                 Retail     Wholesale
                 Region
                 GBP'000      GBP'000      GBP'000      GBP'000     GBP'000          GBP'000      GBP'000

Switched          49,062       69,392       36,623           --     155,077           75,761       79,316
Non-switched      35,632       35,587       23,951       12,638     107,808           80,498       27,310
Other                  8          160          123           --         291              125          166
Total             84,702      105,139       60,697       12,638     263,176          156,384      106,792




For the twelve months ended 31 December 2001 and 2002, turnover by region was as follows:




                                         Twelve months ended 31 December 2001
                 North       Central    South Region  eBusiness      Total
                             Region                                                  Retail     Wholesale
                Region
                GBP'000       GBP'000      GBP'000      GBP'000     GBP'000          GBP'000      GBP'000


Switched         186,090      233,032      113,525           --     532,647          231,191      301,456
Non-switched     116,286      133,797       73,344       43,278     366,705          225,673      141,032
Other                158        5,743          434           --       6,335              615        5,720
Total            302,534      372,572      187,303       43,278     905,687          457,479      448,208




In 2001, other revenue in Central Region included infrastructure sales of GBP3.8 million which had a cost of sales of GBP2.4 million.



                                         Twelve months ended 31 December 2002
                North         Central    South Region  eBusiness      Total
                              Region                                                  Retail     Wholesale
                Region
                GBP'000       GBP'000      GBP'000      GBP'000     GBP'000          GBP'000       GBP'000



Switched         187,595      285,724      150,064           --      623,383          294,757      328,626
Non-switched     128,831      134,600       87,092       51,530      402,053          288,962      113,091
Other                 65        1,328          429           --        1,822            1,040          782
Total            316,491      421,652      237,585       51,530    1,027,258          584,759      442,499




                         Notes to Financial Statements

3. Profit (loss) per share




                               Three months ended 31 December                        Twelve months ended 31 December
                             2001         2002         2002                          2001         2002           2002
                          GBP'000      GBP'000        $'000                       GBP'000      GBP'000        GBP'000

  Profit (loss)         (253,500)     (45,235)     (72,806)                     (360,369)    (718,282)    (1,156,075)
  for period

  Weighted                871,107    1,507,238    1,507,238                       745,550    1,507,164      1,507,164
  average of
  ordinary
  shares ('000)

  Basic and            GBP (0.29)   GBP (0.03)     $ (0.05)                    GBP (0.48)   GBP (0.48)       $ (0.77)
  diluted loss
  per share



4. Exceptional items

Severance provisions

On 21 February 2002, the Company announced an operational effectiveness review programme to reduce staff levels by approximately 500. On 27 September 2002, the Company further announced a move to a pan-European organisational structure following the completion of the construction of its core network infrastructure enabling the reduction of employee numbers by up to a further 800 over the following twelve months. The operational exceptional charge of GBP18.3 million included in the total interconnect and network charges for the twelve months ended 31 December 2002, together with the operational exceptional charge of GBP18.9 million included in the selling, general and administration charges for the same period, represent the provisions in respect of the cost of these programmes.

Impairment

On 27 September 2002, the Company also announced that given the recent downturn in the telecommunications industry and in the overall economic environment that it was prudent to take further action to ensure that its asset base remained aligned with the realities of the market. As a result, the operating exceptional items of GBP508.0 million shown under network depreciation and GBP43.0 million under other depreciation and amortisation in the twelve months ended 31 December 2002 represent a non-cash impairment charge to write down the book value of fixed assets. This charge was made effective 30 September 2002 and resulted from a review covering all of the Group's tangible fixed assets and goodwill and was computed in accordance with the requirements of FRS11 'Impairment of fixed assets and goodwill'. In 2001, network depreciation included an exceptional charge of GBP73.4 million, other depreciation and amortisation included an exceptional charge of GBP12.0 million.

It is the Group's accounting policy to review its tangible and intangible fixed assets for impairment whenever events or changes in circumstances indicate that carrying amounts may not be recoverable. An impairment loss is recognised to the extent that the carrying amount of an asset exceeds its recoverable amount, being the higher of its value in use and net realisable value. In computing the impairment charge described above in accordance with this policy and the requirements of FRS11, the carrying amounts of the relevant assets were compared to recoverable amount, represented by the present value of discounted cash flows projected to arise from their use.

Investment in own shares

The Company recognised an exceptional charge of GBP0.4 million (2001: GBP2.8 million) relating to the revaluation of shares held in the COLT Qualifying Share Ownership Trust for certain compensation plans.

Bond buy back

During the twelve months ended 31 December 2002 the Company made purchases in aggregate of GBP198.9 million (2001:GBP143.5 million) of its outstanding convertible and non-convertible notes for cash consideration of GBP97.2 million (2001:GBP84.7 million). Exceptional gains arising from the purchases were GBP101.7 million (2001:GBP58.8 million).

Foreign Exchange Gain

COLT realised an exceptional exchange gain of GBP4.8 million from the unwinding of the British pounds forward contracts previously held as a condition of its bank facility which COLT terminated in June 2002.

                         Notes to Financial Statements

5 (a). Net cash inflow (outflow) from operating activities




                                           Three months ended 31 December             Twelve months ended 31 December
                                2001        2002        2002                         2001         2002           2002
                             GBP'000     GBP'000       $'000                      GBP'000      GBP'000          $'000

  Operating loss           (231,873)    (32,239)    (51,889)                    (359,931)    (778,594)    (1,253,147)

  Depreciation,              148,709      59,901      96,410                      295,731      812,888      1,308,344
  amortisation of
  fixed assets

  Exchange                     (794)          20          32                        (962)          540            869
  differences

  Decrease                    28,842          --          --                       31,051           --             --
  (increase) in
  inventories

  Decrease                    27,549       8,021      12,910                       10,243       56,881         91,550
  (increase) in
  debtors

  Increase                     (459)     (5,029)     (8,094)                        2,144       24,948         40,154
  (decrease) in
  creditors

  Movement in                 61,406     (3,776)     (6,077)                       61,406       22,616         36,400
  provision for
  liabilities and
  charges

  Net cash inflow             33,380      26,898      43,292                       39,682      139,279        224,170
  (outflow) from
  operating
  activities



5 (b). EBITDA reconciliation


                                     Three months ended 31 December           Twelve months ended 31 December
                                    2001       2002        2002                         2001        2002         2002
                                 GBP'000    GBP'000       $'000                      GBP'000     GBP'000        $'000

  Net cash inflow                 33,380     26,898      43,292                       39,682     139,279      224,170
  (outflow) from
  operating activities

  Adjusted for:
  Exchange differences               794       (20)        (32)                          962       (540)        (869)

  Movement in                   (28,842)         --          --                     (31,051)          --           --
  inventories

  Movement in debtors           (27,549)    (8,021)    (12,910)                     (10,243)    (56,881)     (91,550)

  Movement in                        459      5,029       8,094                      (2,144)    (24,948)     (40,154)
  creditors

  Total working                 (55,932)    (2,992)     (4,816)                     (43,438)    (81,829)    (131,704)
  capital adjustments

  Movement in                   (61,406)      3,776       6,077                     (61,406)    (22,616)     (36,400)
  provision
  for liabilities and
  charges

  Add back

  Exceptional                     62,382         --          --                       62,382      18,320       29,486
  interconnect and
  network charges

  Exceptional selling             27,870         --          --                       27,870      18,934       30,474
  and
  administrative
  charges

  EBITDA before                    7,088     27,662      44,521                       26,052      71,548      115,157
  exceptional items

  Exceptional charges           (90,252)         --          --                     (90,252)    (37,254)     (59,960)

  EBITDA after                  (83,164)     27,662      44,521                     (64,200)      34,294       55,197
  exceptional items



In 2002 there were no infrastructure sales. EBITDA resulting from infrastructure sales in 2001 was GBP1,414,000.

6. Changes in cash and investments in liquid resources


                                    Three months ended 31 December           Twelve months ended 31 December
                                 2001        2002         2002                         2001         2002         2002
                              GBP'000     GBP'000        $'000                      GBP'000      GBP'000        $'000

  Beginning of              1,000,387     978,094    1,574,243                    1,654,591    1,304,477    2,099,556
  period

  Net increase                315,569    (62,649)    (100,834)                    (330,164)    (400,390)    (644,428)
  (decrease) in
  investments in
  liquid resources
  before exchange
  differences

  Effects of                  (7,343)      16,747       26,954                     (21,786)       30,900       49,734
  exchange
  differences in
  investments in
  liquid resources

  Net increase                (3,576)       1,311        2,110                        3,270        3,190        5,134
  (decrease) in
  cash before
  exchange
  differences

  Effects of                    (560)       1,379        2,219                      (1,434)      (3,295)      (5,304)
  exchange
  differences in
  cash

  End of period             1,304,477     934,882    1,504,692                    1,304,477      934,882    1,504,692



Notes to Financial Statements

7. Company Balance Sheet



                                                           At 31 December 2001                   At 31 December 2002
                                                                       GBP'000                GBP'000          $'000

    Fixed Assets
    Tangible fixed assets                                               21,267                 14,044         22,604
    Investments (i)                                                    330,717              1,744,330      2,807,499
    Total fixed assets                                                 351,984              1,758,374      2,830,103

    Current assets
    Prepaid expenses and other debtors                               2,233,254                  6,663         10,724
    Investments in liquid resources                                  1,259,080                424,980        684,005
    Cash at bank and in hand                                                21                      6             10
    Total current assets                                             3,492,355                431,649        694,739
    Total assets                                                     3,844,339              2,190,023      3,524,842

    Capital and reserves
    Called up share capital                                             37,681                 37,688         60,658
    Share premium                                                    2,314,229              2,314,335      3,724,922
    Merger reserve                                                      27,170                 27,227         43,822
    Shares to be issued                                                    721                    454            731
    Profit and loss account                                            102,256            (1,424,694)    (2,293,045)
    Equity shareholders' funds                                       2,482,057                955,010      1,537,088

    Provisions for liabilities and charges                                 --                   3,611          5,812

    Creditors
    Amounts falling due within one year                                 44,257                 37,503         60,361
    Amounts falling due after more than one year:
    Convertible debt                                                   657,417                639,829      1,029,805
    Non-convertible debt                                               660,608                554,070        891,776

    Total amounts falling due after more than one year               1,318,025              1,193,899      1,921,581
    Total creditors                                                  1,362,282              1,231,402      1,981,942
    Total liabilities, capital and reserves                          3,844,339              2,190,023      3,524,842



(i) In order to reflect the impairment charges recorded in the consolidated financial statements and operating losses incurred by subsidiaries, provision has been made against the Company's investments in and advances to its subsidiaries.

8. Administrative petition

On 20 December 2002 the High Court dismissed Highberry Limited's (a hedge fund) petition for the appointment of an administrator.

Notes to Financial Statements

9. Summary of differences between U.K. Generally Accepted Accounting Principles ("U.K. GAAP") and U.S. Generally Accepted Accounting Principles ("U.S. GAAP")

a. Effects of conforming to U.S. GAAP - impact on net loss


                                       Three months ended 31 December                 Twelve months ended 31 December
                                       2001         2002         2002                2001         2002           2002
                                    GBP'000      GBP'000        $'000             GBP'000      GBP'000          $'000


  Profit (loss) for               (253,500)     (45,235)     (72,806)           (360,369)    (718,282)    (1,156,075)
  period:

  Adjustments:

  Payments by COLT                       --           --           --                (58)           --             --
  Inc./ FMR Corp (i)

  Amortisation of                      (97)          203          327                 905        1,076          1,732
  intangibles (iii)

  Capitalised interest,               2,506      (1,064)      (1,713)              13,159        3,662          5,894
  net of depreciation
  (iv)

  Deferred compensation                 (4)        (329)        (529)             (1,991)      (1,946)        (3,132)
  (ii), (v)

  Profit on sale of                   (221)          260          419               (900)        1,044          1,680
  IRUs (vi)

  Warrants (vii)                        781          386          621               1,843        (991)        (1,595)

  Payroll taxes on                    (183)         (68)        (109)               (611)         (68)          (109)
  employee share
  schemes (viii)

  Installation revenue              (6,175)      (3,852)      (6,200)            (23,436)      (3,172)        (5,105)
  (ix)

  Direct costs                        6,175        3,852        6,200              23,436        3,172          5,105
  attributable to
  installation revenue
  (ix)

  Amount written off                  2,757          409          658               2,757          409            658
  investment in own
  shares (xii)

  Unrealised gain on                     51           --           --                 424        (424)          (682)
  forward foreign
  exchange contracts
  (x)

  Impairment (xi)                        --      (2,810)      (4,523)                  --      104,390        168,016

  Loss for period under           (247,910)     (48,248)     (77,655)           (344,841)    (611,130)      (983,614)
  U.S. GAAP

  Weighted average of               871,107    1,507,238    1,507,238             745,550    1,507,164      1,507,164
  ordinary shares
  ('000)

  Basic and diluted              GBP (0.28)    GBP(0.03)      $(0.05)          GBP (0.46)    GBP(0.41)       $(0.65)
  loss per share



i) Pursuant to a contract with the Company, certain FMR Corp. employees provided consulting and other services to the Company at agreed rates.
FMR Corp. also provided additional compensation and benefits to these employees related to services to the Company.

Under U.K. GAAP, this additional compensation is disclosed as a related party transaction; under U.S. GAAP, the additional compensation is reflected as an expense and a capital contribution by the relevant entity.

(ii) On 15 July 1998 the Company completed the acquisition of ImagiNet. A total of 1,395,292 ordinary shares were issued at completion. An additional 476,208 ordinary shares were deferred for issue, subject to certain conditions being met during 1999 and 2000.

On 3 July 2001 the Company acquired all the share capital of Fitec. A total of 1,518,792 ordinary shares and 4.04 million Euros was paid at completion, with an additional 1.2 million Euros and 317,784 shares to be paid over the two year period ending June 2003, subject to certain conditions being met.

Under U.K. GAAP, the deferred shares and payments have been included in the purchase consideration. The excess purchase consideration over the fair value of assets and liabilities acquired is attributed to goodwill and is being amortised over its estimated economic life.

Under U.S. GAAP, these deferred shares and payments are excluded from the purchase consideration and recognised as compensation expense in the profit and loss accounts over the period in which the payments vest. The total compensation charge for the three and twelve months ended 31 December 2002 was GBP0.1 million and GBP1.2 million, respectively.





                            Notes to Financial Statements

    (iii) In 2001, the Company adopted FAS 141 Business Combinations and FAS 142, Goodwill and Other Intangible Assets. FAS 142 requires that goodwill and intangible assets with indefinite useful lives not be amortised but should be tested for impairment annually. Goodwill on acquisitions made before 1 July 2001 continued to be amortised until 31 December 2001. Hence prior to 1 January 2002, the Company amortised the goodwill arising on the acquisition of ImagiNet over its useful economic life of 10 years. Fitec was acquired on 3 July 2001. Other intangibles assets of GBP2.5 million were identified by management on the acquisition of Fitec.

    Amortisation of intangibles for the three and twelve month periods ended 31 December 2001 and 2002 includes the resultant reduction in the associated amortisation charge under U.S. GAAP for the ImagiNet acquisition.

    At 30 September 2002, as set out in note (xi), the Company completed an impairment review of its reporting units. As a result the goodwill and other intangible assets attributable to Fitec were considered fully impaired and written off. These were written off in full for UK GAAP purposes also.

    The Company had unamortised goodwill of GBP6.6 million at 1 January 2002, which is no longer amortised under US GAAP but will be assessed for impairment annually in accordance with FAS 142. Amortisation expense related to goodwill, under UK GAAP, was GBP0.2 million and GBP1 million for the three and twelve months ended 31 December 2002 respectively. The adjustment includes the writeback of amortisation of goodwill for UK purposes of GBP1.6 million for Imaginet, net of the amortisation under US GAAP of other intangible assets of approximately GBP0.5 million for Fitec.

    (iv) Adjustment to reflect interest amounts capitalised under U.S. GAAP, less depreciation for the period.

    (v) The Company operates an Inland Revenue approved Savings-Related Share Option Scheme ("SAYE Scheme"). Under this scheme, options may be granted at a discount of up to 20%. Under U.K. GAAP no charge is taken in relation to the discount. Under U.S. GAAP, the difference between the market value of the shares on the date of grant and the price paid for the shares is charged as a compensation cost to the profit and loss account over the period over which the shares are earned.

    During 2002, the Company adopted the provisions of EITF 00-23, "Issues Related to the Accounting for Stock Compensation under APB Opinion No. 25 and FIN 44". The adoption of this guidance has not had a material affect on the compensation charge made in respect of variable SAYE options in the quarter or the year.

    The total expected compensation cost is recorded within equity shareholders' funds as unearned compensation and additional paid in share capital, with unearned compensation being charged to the profit and loss account over the vesting period. The total compensation charge for the three and twelve months ended 31 December 2002 was GBP0.2 million, and GBP0.7 million, respectively.

    (vi) The Company has concluded a number of infrastructure sales in the form of 20-year indefeasible rights-of-use ("IRU") with characteristics which qualify the transactions as outright sales under U.K. GAAP. Under U.S. GAAP, these sales are treated as 20-year operating leases. In 2001, a gain of GBP1.9 million was deferred net of the recognition of gains which had been deferred from infrastructure sales in 2000 of GBP1.0 million. There were no infrastructure sales in 2002, hence the adjustment reflects the recognition of revenue previously deferred.

    (vii) The Company has received warrants from certain suppliers in the ordinary course of business. Under U.K. GAAP, warrants are treated as financial assets and recorded at the lower of cost or fair value.

    At 31 December 2000, under U.S. GAAP, the warrants were recorded at fair value with unrecognised gains included in "Other Comprehensive Income" within equity shareholders' funds. As required by FAS 133 "Accounting for Derivative Instruments" ("FAS 133"), as amended by FAS 137 and FAS 138, which came into effect on 1 January 2001, the unrealised gain at 31 December 2000 and subsequent changes in fair value are reflected in the profit and loss account.



                           Notes to Financial Statements

    (viii) The Company operates a number of employee share schemes on which it incurs employer payroll taxes. Under U.K. GAAP, the cost of employer payroll taxes is recognised over the period from the date of grant to the end of the performance period. Under U.S. GAAP, the cost is recognised when the tax obligation arises.

    (ix)     In accordance with SAB 101 "Revenue Recognition in Financial
    Statements", for the three and twelve month periods ended 31     December
    2001 and 2002, customer installation revenues together with attributable direct costs, up to the level of the associated revenue, are recognised over the expected customer relationship period. The relationship period for wholesale customers was reduced during the three months ended 30 June 2002 and resulted in an additional release of GBP11.4 million for the three months ended 30 June 2002. At 31 December 2002, the cumulative impact on net losses under SAB 101 was nil, representing cumulative deferred installation revenues of GBP76.8 million and costs of the same amount.

    (x) The Company entered into forward foreign exchange contracts for payments relating to its U.S. dollar denominated senior discount notes, a portion of which have now been purchased. As a result, the Company recognised an unrealised gain on that ineffective portion of the hedge attributable to the purchased notes. As noted in Note 4, the forward contracts were cancelled in June 2002. The resulting gain of GBP4.8 million was recognised for UK and US purposes. The adjustment of GBP0.4 million in 2002 is to reverse the unrealised gain already recognised in 2001.

    (xi) FAS 144 requires long-lived assets be evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of a long-lived asset is not recoverable. On a regular basis, the undiscounted estimated future net cash flows associated with the asset are compared to the asset's carrying amount to determine if an impairment has occurred. If such assets are deemed impaired, an impairment loss equal to the amount by which the carrying amount exceeds the fair value of the assets is recognised. If quoted market prices for the assets are not available, the fair value is calculated using the present value of estimated expected future net cash flows. The cash flow calculations are based on management's best estimates, using appropriate assumptions and projections at the time.

    During the quarter ended September 30, 2002, the Company recorded charges of GBP443.8 million under U.S. GAAP to reflect the impairment of goodwill (see note ii), network and non-network fixed assets, resulting in a GAAP difference of GBP107.2 million. In Q4, 2002 depreciation in the amount of GBP2.8 million was recorded in respect of the assets which had not been impaired for U.S. GAAP purposes. The adjustment for the year reflects the net position of these GAAP differences.

    (xii) Under U.K. GAAP, shares held by a QUEST and similar employee share trusts are recorded as fixed asset investments as cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds.

 b. Effects of conforming to U.S. GAAP - impact on net equity

                                                                                     At 31 December 2002
                                                                                    GBP'000        $'000


              Equity shareholders' funds for the Company                            955,010    1,537,088

              U.S. GAAP adjustments:
              Adjustment for deferred compensation                                  (9,754)     (15,699)

              Unearned compensation                                                 (3,667)      (5,902)

              Additional paid in share capital                                       13,421       21,601
              Own shares held in trust (i)                                            (206)        (332)
              Amortisation of intangibles                                             3,900        6,277
              Shares to be issued                                                      (82)        (132)
              Warrants                                                                  852        1,371
              Impairment                                                            104,390      168,016
              Deferred profit on IRUs                                              (18,767)     (30,205)
              Capitalised interest, net of depreciation                              40,961       65,927
              Approximate equity shareholders' funds under U.S. GAAP              1,086,058    1,748,010






(i) Under U.K. GAAP, shares held by a QUEST and similar employee share trusts are recorded as fixed asset investments at cost less amounts written off. Under U.S. GAAP, these shares are recorded at historical cost in the balance sheet as a deduction from shareholders' funds. The adjustment reflects the net impact on U.S. GAAP equity after the U.K. GAAP write-off recorded in 2002.

                         Notes to Financial Statements

c.     Effects of conforming to U.S. GAAP - cash flow statement

The Group's audited financial statements present the cash flow statement prepared in accordance with U.K. Accounting Standard FRS 1 (revised), "Cash Flow Statements" which presents substantially the same information as that required under U.S. Statement of Financial Accounting Standard No.95 ("FAS 95"). FAS 95 requires presentation of the cash flows from operating, investing and financing activities. Under U.S. GAAP cash flows from operating activities and returns on investments and servicing of finance would be included in operating activities; cash flows from capital expenditure and financial investment would be included in investing activities. Under U.K. GAAP liquid resources are considered cash equivalents while under U.S. GAAP they are included in the 'Increase (decrease) in cash and cash equivalents'.

d.     Effects of conforming to U.S. GAAP - stock options

At 31 December 2002 the Company had certain options outstanding under its Option Plan. As permitted by SFAS No.123, "Accounting for Stock-Based Compensation", the Company elected not to adopt the recognition provisions of the standard and to continue to apply the provisions of Accounting Principles Board Opinion No.25, "Accounting for Stock Issued to Employees," in accounting for its stock options and awards. Had compensation expense for stock options and awards been determined in accordance with SFAS No.123, the Company's loss for the three and twelve month periods ended 31

December 2002 would have been GBP53.5 million ($86.1 million) and GBP628.0 million ($1,010.8 million) respectively.


 e. New U.S. Accounting Standards

FAS 143, Accounting for Obligations Associated with the Retirement of Long-Lived Assets, was issued in July 2001. This standard will be effective for the Group's fiscal year beginning 1 January 2003. The standard provides the accounting requirements for retirement obligations associated with tangible long-lived assets. The standard requires that the obligation associated with the retirement of tangible long-lived assets be capitalised into the asset cost at the time of initial recognition. The liability is then discounted to its fair value at the time of recognition using the guidance provided by that standard. The requirements of this standard will be reflected as a cumulative effect adjustment to income. Management has assessed the impact of the adoption of SFAS 143 on its consolidated financial statements and believes the impact will not be material.

In May 2002, the FASB issued SFAS 145, "Rescission of FASB Statements No. 4, 44, and 64,

Amendment of FASB Statement No. 13 and Technical Corrections as of April 2002". Among other things, SFAS 145 rescinds FASB Statement No. 4, Reporting Gains and Losses from extinguishment of Debt, and an amendment of that Statement. The provisions of SFAS 145 related to the rescission of Statement 4 are to be applied in fiscal years beginning after May 15, 2002. Any gain or loss on extinguishment of debt that was classified as an extraordinary item in prior periods presented that does not meet the criteria in Opinion 30 for classification as an extraordinary item should be reclassified. The Company has early adopted SFAS 145. Consequently the gain on the buy back of the bonds is no longer classified as an extraordinary item.

In June 2002, the FASB issued SFAS 146 "Accounting for Costs Associated with Exit or Disposal"

("SFAS 146") which nullifies Emerging Issues Task Force Issue No. 94-3 "Liability Recognition for

Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs

Incurred in a Restructuring)." SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognised when the liability is incurred. Under Issue 94-3, a liability for an exit cost as defined in Issue 94-3 was recognised at the date of an entity's commitment to an exit plan. SFAS 146 also establishes that fair value is the objective for initial measurement of the liability. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002, with early application encouraged. Management has assessed the impact of the adoption of SFAS 146 on its Consolidated Financial Statements and believes the impact will not be material.



                         Notes to Financial Statements


 e. New U.S. Accounting Standards (continued)

Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation -- Transition and Disclosure an amendment of FASB Statement No. 123" (SFAS 148) was issued in December 2002. This standard will be effective for the Group's fiscal year beginning 1 January 2003. SFAS 148 amends FASB Statement No. 123, "Accounting for Stock-Based Compensation" (SFAS 123) and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. SFAS 148 also amends the disclosure provisions of SFAS 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock-based employee compensation. Management has assessed the impact of the adoption of SFAS 148 on its consolidated financial statements and believes the impact will not be material.



FASB Interpretation No. 46 ("FIN 46" or the "Interpretation"), "Consolidation of Variable Interest Entities, an interpretation of ARB 51" was issued in January 2003. The primary objectives of FIN 46 are to provide guidance on the identification of entities for which control is achieved through means other than through voting rights ("variable interest entities" or "VIEs") and how to determine when and which business enterprise should consolidate the VIE (the "primary beneficiary"). In addition, FIN 46 requires that both the primary beneficiary and all other enterprises with a significant variable interest in a VIE make additional disclosures. For any variable interest entities created after 31 January 2003, FIN 46 is effective immediately. This Interpretation will be effective for the Group's fiscal year beginning 1 January 2004. Management believes the adoption of FIN46 will have no impact on its consolidated financial statements.

Forward Looking Statements

This report contains "forward looking statements" including statements concerning plans, future events or performance and underlying assumptions and other statements which are other than statements of historical fact. The Company wishes to caution readers that any such forward looking statements are not guarantees of future performance and certain important factors could in the future affect the Company's actual results and could cause the Company's actual results for future periods to differ materially from those expressed in any forward looking statement made by or on behalf of the Company. These include, among others, the following: (i) any adverse change in the laws, regulations and policies governing the ownership of telecommunications licenses, (ii) the ability of the Company to expand and develop its networks in new markets, (iii) the Company's ability to manage its growth, (iv) the nature of the competition that the Company will encounter and (v) unforeseen operational or technical problems. The Company undertakes no obligation to release publicly the results of any revision to these forward looking statements that may be made to reflect errors or circumstances that occur after the date hereof.

Enquiries

COLT Telecom Group plc

John Doherty

Director Investor Relations

Email: jdoherty@colt.net

Tel: +44 (0) 20 7390 3681



                                     SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form-6K to be signed on its behalf by undersigned, thereunto duly authorized.



Date: 26 February 2003                                COLT Telecom Group plc

                                                     By: ___Mark A. Jenkins___


                                                     Mark A. Jenkins
                                                     Company Secretary